6725 Mesa Ridge Road, Ste 100
San Diego, CA 92121

Tel (858) 552-0866
Fax (858) 552-0876



ADVENTRX
PHARMACEUTICALS

Fax

To:	Mr. Todd E. Hardiman	**From:**	Gregory Hanson (Direct 858-768-6316)
	Associate Chief Accountant		Chief Financial Officer
	Division of the Chief Accountant's Office		ADVENTRX Pharmaceuticals
Fax:	202-772-9213	**Pages:**	2
Phone:	202-551-3516	**Date:**	June 29, 2007
Re:	Auditor's suggestion for revised letter	**cc:**	

☐ **Urgent**   ☐ **For Review**   ☐ **Please Comment**   ☐ **Please Reply**   ☐ **Please Recycle**

● **Comments:**

Mr. Hardiman,

In regard to our recent discussion, I have discussed with our current auditor, J.H. Cohn LLP, whether or not they would be comfortable in dropping their reference to other auditors in their report included in our 2006 annual report on Form 10-K, for the period from June 12, 1996 (date of inception) through December 31, 2001. After their review, they stated that they were comfortable with the approach and have offered the attached draft revised auditors' letter. The revised letter would be acceptable from our standpoint as the registrant, but we would appreciate your input to make sure that we are on target with the language offered by our auditors. Further, we understand that even assuming you are comfortable with the language in the revised auditor's letter you would still plan on reviewing for acceptability our history before agreeing with the approach. Assuming your assessment results in no concerns over the Company's history, and assuming the revised auditors' letter is established as being acceptable, then we would anticipate re-filing with the Commission the revised auditors' letter.

Sincerely,

Gregory P. Hanson, CFO

CONFIDENTIALITY NOTICE: This facsimile and any attachments are for the sole use of the intended recipient. If you are not the intended recipient please dispose of this facsimile along with any attachments. Any review, use, disclosure, distribution or copying of this facsimile or any attachments is strictly prohibited.

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors and Stockholders
ADVENTRX Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of ADVENTRX Pharmaceuticals, Inc. and Subsidiaries (a development stage enterprise) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006 which information is included within the amounts presented in the consolidated financial statements for the period from June 12, 1996 (date of inception) through December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ADVENTRX Pharmaceuticals, Inc. and Subsidiaries (a development stage enterprise) as of December 31, 2006 and 2005, and their results of operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ADVENTRX Pharmaceuticals, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated_____________, 2007 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion of the effectiveness of internal control over financial reporting.

San Diego, California
_____________, 2007